UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 30, 2020

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HALF-YEAR

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

FOR THE HALF-YEAR ENDED JUNE 30, 2020

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS		As of
(in € thousands)	Notes	December 31, 2019	June 30, 2020
Current assets
Cash and cash equivalents	6.	276,748	225,721
Current trade and others receivables	9.	12,033	8,938
Other current assets	11.	1,968	3,540
Inventories	-	5	5
Total - Current assets		290,753	238,204
Non-current assets
Intangible assets	7.	920	894
Property, plant and equipment	8.	16,453	15,507
Other non-current financial assets	10.	1,727	1,595
Deferred tax assets	21.	—	—
Total - Non-current assets		19,100	17,997
Total - Assets		309,853	256,200

SHAREHOLDERS' EQUITY AND LIABILITIES		As of
(in € thousands)	Notes	December 31, 2019	June 30, 2020
Current liabilities
Current convertible loans	12.	1,313	1,313
Other current loans and borrowings	12.	3,226	3,222
Current trade and other payables	13.	36,917	34,961
Current deferred income and revenue	-	140	141
Current provisions	14.	2,061	2,070
Total - Current liabilities		43,657	41,706
Non-current liabilities
Non-current convertible loans	12.	164,142	166,760
Other non-current loans and borrowings	12.	14,939	13,342
Non-current trade and other payables	13.	451	451
Non-current employee benefits	16.	1,408	1,503
Deferred tax liabilities	21.	1,193	1,057
Total - Non-current liabilities		182,132	183,112
Shareholders' equity
Share capital	16.	9,715	9,715
Share premium	-	377,821	378,334
Retained earnings (accumulated deficit)	-	(238,340)	(303,662)
Currency translation adjustment	-	14	7
Net profit (loss)	-	(65,145)	(53,011)
Total shareholders' equity - Group share		84,065	31,382
Non-controlling interests		—	—
Total - Shareholders' equity		84,065	31,382
Total - Shareholders' equity & liabilities		309,853	256,200
*

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the six-month period ended
(in € thousands, except earnings per share data)	Notes	June 30, 2019	June 30, 2020
Revenues and other income
Revenue		1	122
Other income	17.	5,356	5,745
Revenues and other income		5,357	5,867
Operating expenses and other operating income (expenses)
Research and development expenses	18.	(38,908)	(36,867)
General and administrative expenses	18.	(9,517)	(8,251)
Marketing and market access expenses	18.	(2,876)	(9,491)
Other operating income (expenses)	18.	7	(423)
Operating income (loss)		(45,936)	(49,163)
Financial income	20.	1,755	2,095
Financial expenses	20.	(7,240)	(6,102)
Financial profit (loss)		(5,485)	(4,007)
Net profit (loss) before tax		(51,422)	(53,170)
Income tax benefit (expense)	21.	289	159
Net profit (loss)		(51,132)	(53,011)
Attributable to owners of the Company		(51,132)	(53,011)
Attributable to non-controlling interests		—	—
Basic and diluted earnings (loss) per share
Basic and diluted earnings (loss) per share (€/share)	22.	(1.64)	(1.36)

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE LOSS

		For the six-month period ended
(in € thousands)	Notes	June 30, 2019	June 30, 2020
Net profit (loss)		(51,132)	(53,011)
Actuarial gains and losses net of tax	15.	(128)	—
Other comprehensive income (loss) that will never be reclassified to profit or loss		(128)	—
Exchange differences on translation of foreign operations		1	(7)
Other comprehensive income (loss) that are or may be reclassified to profit or loss		1	(7)
Total other comprehensive income (loss)		(51,260)	(53,018)
Attributable to owners of the Company		(51,260)	(53,018)
Attributable to non-controlling interests		—	—

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six-month period ended	For the year ended	For the six-month period ended
(in € thousands)	June 30, 2019	December 31, 2019	June 30, 2020
Cash flows from operating activities
+ Net profit (loss)	(51,132)	(65,145)	(53,011)
+ Non-controlling interests	—	—	—
Reconciliation of net loss to net cash used in operating activities
Adjustments for:
+ Depreciation and amortization on tangible and intangible assets	1,542	3,263	1,737
+ Impairment and provision for litigation	1,804	357	124
+ Expenses related to share-based compensation	356	1,657	513
- Gain on disposal of property, plant and equipment	(1)	(19)	(2)
+ Net finance expenses (revenue)	5,669	11,437	5,848
+ Income tax expense (benefit)	(289)	(576)	(159)
+ Other non-cash items including Research Tax Credit litigation	(11)	1,702	92
Operating cash flows before change in working capital	(42,063)	(47,324)	(44,859)
Change in:
Decrease (increase) in trade receivables and other assets	(10,103)	(1,640)	1,523
(Decrease) increase in trade payables and other liabilities	5,307	1,284	(2,026)
Change in working capital	(4,797)	(356)	(504)
Income tax paid	—	—	—
Net cash flows used in operating activities	(46,859)	(47,680)	(45,362)
Cash flows from investment activities
- Acquisition of property, plant and equipment	(65)	(2,030)	(785)
+ Proceeds from disposal of / reimbursement of property, plant and equipment	(0)	2,517	—
- Acquisition of financial instruments	(128)	(160)	(49)
Net cash flows provided by (used in ) investment activities	(193)	327	(834)
Cash flows from financing activities
+ Proceeds from issue of share capital (net)	126,479	126,486	—
+ Proceeds from subscription / exercise of share warrants	—	43	—
+ Proceeds from new loans and borrowings net of issue costs	—	—	—
- Repayments of loans and borrowings	(1,513)	(1,884)	(1,601)
- Financial interests paid (including finance lease)	(3,234)	(7,785)	(3,230)
Net cash flows provided by (used in ) financing activities	121,732	116,860	(4,831)
Increase (decrease) in cash and cash equivalents	74,680	69,508	(51,027)
Cash and cash equivalents at the beginning of the period	207,240	207,240	276,748
Cash and cash equivalents at the end of the period	281,920	276,748	225,721

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital				Retained			Total
					earnings	Currency	Net	shareholders'	Non-	Total
	Number	Share	Share	Treasury	(accumulated	translation	profit	equity	controlling	shareholders'
(in € thousands)	of shares	capital	premium	shares	deficit)	adjustment	(loss)	Group share	interests	equity
As of January 1, 2019	31,183,921	7,796	251,554	(730)	(158,167)	6	(79,521)	20,939	—	20,939
Net profit (loss)	—	—	—	—	—	—	(51,132)	(51,132)	—	(51,132)
Other comprehensive income (loss)	—	—	—	—	(128)	1	—	(128)	—	(128)
Total comprehensive income (loss)	—	—	—	—	(128)	1	(51,132)	(51,260)	—	(51,260)
Allocation of prior period profit (loss)	—	—	—	—	(79,521)	—	79,521	—	—	—
Capital increase	7,647,500	1,912	124,567	—	—	—	—	126,479	—	126,479
Equity component of OCEANE net of deferred taxes	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	356	—	—	—	—	356	—	356
Treasury shares	—	—	—	(469)	—	—	—	(469)	—	(469)
Other movements	—	—	—	—	—	—	—	—	—	—
As of June 30, 2019	38,831,421	9,708	376,477	(1,199)	(237,815)	7	(51,132)	96,045	—	96,045
Net profit (loss)	—	—	—	—	—	—	(14,012)	(14,012)	—	(14,012)
Other comprehensive income (loss)	—	—	—	—	(40)	8	—	(32)	—	(32)
Total comprehensive income (loss)	—	—	—	—	(40)	8	(14,012)	(14,044)	—	(14,044)
Allocation of prior period profit (loss)	—	—	—	—	—	—	—	—	—	—
Capital increase	27,196	7	—	—	(7)	—	—	(0)	—	(0)
Equity component of OCEANE net of deferred taxes	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	1,301	—	—	—	—	1,301	—	1,301
Treasury shares	—	—	—	721	—	—	—	721	—	721
Other movements	—	—	43	—	—	—	—	43	—	43
As of December 31, 2019	38,858,617	9,715	377,821	(478)	(237,862)	14	(65,145)	84,065	—	84,065
Net profit (loss)	—	—	—	—	—	—	(53,011)	(53,011)	—	(53,011)
Other comprehensive income (loss)	—	—	—	—	—	(7)	—	(7)	—	(7)
Total comprehensive income (loss)	—	—	—	—	—	(7)	(53,011)	(53,018)	—	(53,018)
Allocation of prior period profit (loss)	—	—	—	—	(65,145)	—	65,145	—	—	—
Capital increase	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	513	—	—	—	—	513	—	513
Treasury shares	—	—	—	(178)	—	—	—	(178)	—	(178)
Other movements	—	—	—	—	—	—	—	—	—	—
As of June 30, 2020	38,858,617	9,715	378,334	(656)	(303,006)	7	(53,011)	31,382	—	31,382

The expenses incurred in  2019 in relation to the Initial Public Offering are deducted from the share issue premium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands of euros, except for number of shares and per share amount)

1.	THE COMPANY

Founded in 1999 under the laws of France, GENFIT S.A. (the "Company")is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments.

The Company focuses its research and development (R&D) efforts with the aim to potentially market therapeutic and diagnostic solutions to combat certain metabolic, inflammatory, autoimmune and fibrotic diseases affecting in particular the liver (such as non- alcoholic steatohepatitis - NASH) and more generally gastroenterological diseases.

The consolidated financial statements of the Company include the financial statements of GENFIT S.A. and those of its wholly-owned subsidiaries: GENFIT CORP (U.S. subsidiary) and GENFIT PHARMACEUTICALS SAS (French subsidiary),together referred to in these notes to the consolidated financial statements as "GENFIT" or the "Group".

2.	MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE REPORTING PERIOD
2.1.	RESOLVE-IT – Major Events in the Period and Events after the Reporting Period

Major Events in the Period

In May 2020, the Company announced the results from the interim analysis of the RESOLVE-IT Phase 3 trial. Elafibranor did not meet the predefined primary surrogate efficacy endpoint of NASH resolution without worsening of fibrosis, nor the secondary endpoints in the ITT population of 1,070 patients.

The response rate in the 717 patients enrolled on study drug was 19.2% for patients who received elafibranor 120mg compared to 14.7% for patients in the placebo arm. On the fibrosis key secondary endpoint, 24.5% of patients who received elafibranor 120mg achieved fibrosis improvement of at least one stage compared to 22.4% in the placebo arm. The other key secondary endpoint related to metabolic parameters did not achieve statistical significance.

While the topline results do not support an application for accelerated approval of elafibranor by the FDA under Subpart H or conditional approval by the European Medicines Agency (“EMA”), the Company announced, also in May, its intention to review in detail the full dataset and conduct additional analyses in order to understand why the placebo response rate was higher than what was expected before making a decision regarding continuation of the RESOLVE-IT trial.

Events after the Reporting Period

After this review process, of which the main steps took place in July, a decision has been made to terminate early the Phase 3 RESOLVE-IT trial evaluating the efficacy and safety of elafibranor in NASH with fibrosis. The costs pertaining to the termination of this study (regulatory activities, final visits for each patient, site closures, data recording, study report production, finalization of the Trial Master File, supply contract termination clause, etc…) are estimated to reach an amount between 19 and 22 million euros, of which some costs in US dollars have been included on the basis of the September 1, 2020 exchange rate.

Following this decision, the Group is currently conducting an analysis of its impact on the scientific equipment assets that were dedicated to the RESOLVE-IT study, in order to identify those that would be usable for the study of elafibranor in PBC (ELATIVE), and those that should be divested or discarded. The net accounting value of this

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

2.	MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE REPORTING PERIOD (Continued)

equipment as of June 30, 2020 is €2,149 (including leased assets). The potential depreciation and sale proceeds will be assessed during the second half of 2020 upon completion of the analysis.

This estimated does not include costs related to the Group’s reorganization projects (see note 2.3 “Other Events after the Reporting Period”).

2.2.	COVID-19 – Major Events in the Period and Events after the Reporting Period

Major Events in the Period

A new coronavirus strain, COVID-19, was identified in Wuhan, China in December 2019. Since then and particularly since the closing date, the COVID-19 coronavirus has spread to several countries, including the United States. and several European countries, including countries in which the Company has clinical trials in progress, in countries where it plans to conduct clinical trials and in countries in which major subcontractors for carrying out its clinical trials and the production units of the active ingredient suppliers and therapeutic units of elafibranor, its most advanced drug candidate, are located. As of June 30, 2020, closing date of the half-year financial statements, the main impacts of this unprecedented spread of COVID-19 on its activities are the following:

•	All phase 1 trials – which include pharmacokinetic, food effect and bioequivalence studies – have been put on hold.

•	Enrollment of patients in the PK/PD trial in pediatric patients with NASH as well as the Phase 2 study addressing liver fat have also been paused.
•	The initiation of the Phase 2 combination study, as well as that of the Phase 3 study in patients with PBC, have been put on hold.
•

NIS4 continues to be deployed in the clinical research field through our commercial partner Labcorp/Covance.  There may be some limits in test utilization due to delays potentially experienced by some NIS4 clients of Labcorp/Covance as the result of the current COVID-19 situation, but internal teams have kept progressing the in-vitro diagnostic (IVD) aspect of the program.

•	Although the COVID-19 pandemic is rapidly evolving, and our plans may change accordingly, at this stage we do not anticipate any supply disruption for any of our current or planned studies.
•	All supporting activities pertaining to continuation of ongoing studies or the initiation of new studies will continue in order to minimize potential delays when the COVID-19 pandemic crisis subsides.

Events after the Reporting Period / Impact of the discontinuation of the RESOLVE-IT trial and the COVID-19 pandemic

Some studies that had been put on hold since the beginning of the COVID-19 outbreak have been early terminated or a decision was taken not to initiate them, following the RESOLVE-IT trial termination. These decisions were taken independently of any impact from the COVID-19 situation or any safety concerns regarding the Company’s drug candidates.

Phase 1 studies have been early terminated due to having sufficient data to address research objectives.  The only exception to this is the bioequivalence part of the bioequivalence/food effect study, which has resumed.

Some Phase 2 studies have been early terminated, including the pediatric PK/PD study and the hepatic fat study.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

The Phase 2 combination study will not be conducted.

R&D programs which do not support our two core programs of PBC and NIS4 have been terminated.

The recruitment of the first patient in the Phase 3 study of elafibranor in PBC is planned during the month of September 2020, after a delay from its original schedule in Q1 2020 due to the COVID-19 pandemic. We expect the recruitment period to last 18 months instead of 12 months as originally planned before the COVID-19 pandemic.

2.3.OTHER EVENTS AFTER THE REPORTING PERIOD

Reorganization

Due to the impact on the workforce of the termination of the study on elafibranor in NASH, GENFIT has initiated as of September 29, 2020, a significant reorganization project, which should result in a headcount reduction.

Labcorp

In September, the Company has announced the signature of a new licensing agreement with Labcorp for the development and commercial deployment of an LDT integrating NIS4 technology on the routine clinical care diagnostic tests market in the United States and Canada.

OCEANEs

GENFIT is considering a proposal to the holders of its OCEANEs of a nominal amount of €180 million and due on October 16, 2022 and to its shareholders, of a modification of the terms thereof. The Company aims to initiate this process by the end of the year in order to adapt the structure of its balance sheet to its new strategy.

3.	BASIS OF PRESENTATION

The six-month Consolidated Financial Statements of GENFIT have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), at June 30, 2020. The term IFRS includes International Financial Reporting Standards ("IFRS"), International Accounting Standards (the "IAS"), as well as the Interpretations issued by the Standards Interpretation Committee (the "SIC"), and the International Financial Reporting Interpretations Committee ("IFRIC"). Comparative figures are presented for the year ended December 31, 2019 and the half year ended June 30, 2020.

In accordance with European Commission Regulation No 1606/2002, these consolidated financial statements for the six-month period ended June 30, 2020 have been prepared in accordance with IAS 34 relating to interim financial information, the IFRS standard as adopted by the European Union, and must be read in conjunction with the most recent consolidated annual financial statements for the year ended December 31, 2019.  They do not include all the information required for a complete set of financial statements in accordance with IFRS but a selection of notes explaining significant events and transactions with a view to understanding the changes in the Group's financial position and performance since the last annual consolidated financial statements.

The consolidated financial statements have been prepared using the historical cost measurement basis except for certain assets and liabilities that are measured at fair value in accordance with IFRS.

These condensed consolidated financial statements for the six month period ended June 30, 2020 were prepared under the responsibility of the Board of Directors that approved such statements on September 29, 2020.

The principal accounting methods used to prepare the condensed Consolidated Financial Statements are described below.

All financial information (unless indicated otherwise) is presented in thousands of euros (€).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

3.1.	Changes in accounting policies and new standards or amendments

With the exception of the changes mentioned thereafter, the accounting policies applied in these interim six-month consolidated financial statements are the same as those applied in the Group’s consolidated year-end financial statements.

The new standards listed below are effective from 1 January 2020 but they do not have a material effect on the Group’s financial statements as of June 30, 2020 financial statements.

•	Amendments to References to Conceptual Framework in IFRS Standards
•	Definition of a Business (Amendments to IFRS 3)
•	Definition of Material (Amendments to IAS 1 and IAS 8)
•	Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

It is also to be noted that amendments to IFRS 16 in relation with rent concessions were not applicable for the Group since no concession was obtained by Genfit regarding its rental agreements.

The application decision of the IFRIC decision regarding the rental duration has not been applied to the half-year financial statement; as the Group needs sufficient time, the impact analysis of this final decision by the IFRS IC is still ongoing. Its implementation may result in an extension of the rental period initially considered and cause a review of the rent liabilities and the use rights pertaining to the affected rental agreements.

3.2.	Standards, interpretations and amendments issued but not yet effective

The main recent changes to the Standards that are required to be applied for an annual period beginning after 1 January 2020 are listed below.

•	IFRS 17 Insurance Contracts (effective date: 1 January 2021)
•	Classification of Liabilities as Current or Non-current – Amendment to IAS 1 (effective date: 1 January 2023)
4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used for these interim financial statements are the same as those used for the most recent consolidated annual financial statements.

5.	FINANCIAL RISKS MANAGEMENT

The condensed, consolidated half year accounts do not include all of the information regarding the management of financial risks which are described in the Registration Statement Form 20 F for the reporting period ended on December 31, 2019.

5.1.	Foreign exchange risk

The nature and exposure of the Group to currency risk has evolved. It had been anticipated that a growing portion of its operations would be denominated in US dollars, and the Group decided not to convert into euros the US dollar denominated cash it raised in March 2019 IPO.  The Company expected to use cash held in US dollars to meet expenses denominated in this currency over the next few years.

Because of the decision to initiate the termination of the RESOLVE-IT trial (see note 2 “Events after the Reporting Period”), the Group has started to implement a cost savings plan in the second half of 2020 and will manage a smaller number of transactions denominated in foreign currencies or indirectly exposed to currency risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

5.	FINANCIAL RISKS MANAGEMENT (Continued)

The increase in the overall exposure of the Company to this risk will depend, in particular, on:

•	the currencies in which the Group receives its revenues;
•	the currencies chosen when agreements are entered into, such as licensing agreements, or co-marketing or co-development agreements;
•	the location of clinical trials on drug or biomarker candidates;
•	the ability, for its co-contracting parties to indirectly transfer foreign exchange risk to the Company; and
•	the Group’s foreign exchange risk policy.
•	the fluctuation of foreign currencies against the euro.

During the first half of 2020, the Company did not use any specific hedging arrangements in light of the Company’s decision to leave a significant part of its cash and cash equivalents in US dollars.

The following table presents the sensitivity of the cash and cash equivalents and expenses of the Group to a fluctuation of 10% of the US dollar against the Euro in the 2019 and 2020 semesters:

Sensitivity of the Group's cash and cash equivalents to a variation of +/- 10% of the US dollar against the euro	As of
(in € thousands or in US dollar thousands, as applicable)	December 31, 2019	June 30, 2020
Cash and cash equivalents denominated in US dollars	153,438	126,725
Equivalent in euros, on the basis of the exchange rate described below	136,583	113,168
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	151,758	125,742
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	124,166	102,880

Sensitivity of the Group's expenses to a variation of +/- 10% of the US dollar against the euro	For the six-month period ended
(in € thousands or in US dollar thousands, as applicable)	June 30, 2019	June 30, 2020
Expenses denominated in US dollars	18,079	35,531
Equivalent in euros, on the basis of the exchange rate described below	15,886	31,730
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	17,651	35,255
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	14,442	28,845

June 30, 2020 : Equivalent in euros, on the basis of a 1 euro = 1.1198 US dollar ratio
December 31, 2019 : Equivalent in euros, on the basis of a 1 euro = 1.1234 US dollar ratio

Cash, cash equivalents and financial assets	As of
(in € thousands or in US dollar thousands, as applicable)	December 31, 2019	June 30, 2020
At origin, denominated in EUR
Cash and cash equivalents	139,863	112,593
Current and non current financial assets	1,614	1,522
Total	141,477	114,115
At origin, denominated in USD
Cash and cash equivalents	136,884	113,128
Current and non current financial assets	113	73
Total	136,997	113,201
Total, in EUR
Cash and cash equivalents	276,748	225,721
Current and non current financial assets	1,727	1,595
Total	278,474	227,316

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

5.	FINANCIAL RISKS MANAGEMENT (Continued)

5.2.	Interest rate risk

As of June 30, 2020, the Group was only liable for governmental advances or conditional advances with no interest or interest at a fixed rate, generally below market rate, and for fixed-rate bank loans.

As of June 30, 2020 the Group's financial liabilities totaled, €184,637 (€183,619 as of December 31, 2019, net of the equity component of the convertible loan and debt issue costs),. Current borrowings are at a fixed rate. The Group's exposure to interest rate risk through its financial assets is also insignificant due to low market rates and since these assets are mainly euro-denominated Undertakings for the Collective Investment of Transferable Securities (UCITs), medium-term negotiable notes or term deposits with progressive rates denominated in euros or US dollars.

5.3.	Liquidity risk

The Group's loans and borrowings mainly consist of bonds convertible or exchangeable into new or existing shares (OCEANE), repayable for a nominal amount of €180 million and maturing on October 16, 2022, government advances related to research projects, of which the repayment in function of the commercial success of the related research project, and bank loans. (see note 12.2.1 “Refundable and conditional advances”)

The Company has conducted a specific review of its liquidity risk and considers that it is able to meet its future maturities. As of June 30, 2020, the Group had €227,316 in cash and cash equivalents and other financial assets (€278,474 as of December 31, 2019). The Company does not believe it is exposed to liquidity risk within the next twelve months. The Company believes that the Group's cash and cash equivalents and current financial instruments are sufficient to ensure its financing, in light of its current projects and obligations, for at least the next twelve months.

5.4.	Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial asset defaults on their contractual commitments. The Group is exposed to credit risk due to trade receivables and other financial assets.

The Group's policy is to manage this risk by transacting with third parties with good credit standards.

6.	CASH AND CASH EQUIVALENTS

The main components of cash equivalents were:

•	UCITS and interest-bearing current accounts, available immediately;
•	Term accounts, available within the contractual maturities or by the way of early exit; and
•	negotiable medium term notes, available with a quarterly maturity or by the way of early exit.

These investments, summarized in the tables below, are short-term, highly liquid and subject to insignificant risk of changes in value. a low risk of changes in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

6.	CASH AND CASH EQUIVALENTS (Continued)

Cash and cash equivalents	As of
(in € thousands)	December 31, 2019	June 30, 2020
Short-term deposits	263,147	208,669
Cash on hand and bank accounts	13,601	17,052
TOTAL	276,748	225,721

Short-term deposits	As of
(in € thousands)	December 31, 2019	June 30, 2020
UCITS	3,096	3,093
TERM ACCOUNTS	215,018	167,036
INTEREST-BEARING CURRENT ACCOUNT	45,033	38,540
TOTAL	263,147	208,669

7.	INTANGIBLE ASSETS

Intangible assets consist mainly of office and administrative software as well as scientific software and license agreements purchased by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

7.	INTANGIBLE ASSETS (Continued)

The following tables show the variations in intangible assets for the half-year ended June 30, 2020:

Intangible assets—Variations	As of			Translation		As of
(in € thousands)	December 31, 2018	Increase	Decrease	adjustments	Reclassification	December 31, 2019
Gross
Software	2,049	340	(29)	—	378	2,739
Patents	21	70	—	—	—	91
Other intangibles	313	65	0	—	(378)	—
TOTAL—Gross	2,384	475	(29)	—	—	2,830
Accumulated depreciation and impairment
Software	(1,567)	(350)	29	—	—	(1,888)
Patents	(21)	—	—	—	—	(21)
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,588)	(350)	29	—	—	(1,910)
TOTAL - Net	796	125	—	—	—	920

Intangible assets - Variations	As of			Translation		As of
(in € thousands)	December 31, 2019	Increase	Decrease	adjustments	Reclassification	June 30, 2020
Gross
Software	2,739	94	(6)	—	38	2,864
Patents	91	—	—	—	—	91
Other intangibles	—	38	—	—	(38)	—
TOTAL - Gross	2,830	132	(6)	—	—	2,956
Accumulated depreciation and impairment
Software	(1,888)	(158)	6	—	—	(2,041)
Patents	(21)	—	—	—	—	(21)
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,910)	(158)	6	—	—	(2,062)
TOTAL - Net	920	(26)	—	—	—	894

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment - Variations	As of			Translation		As of
(in € thousands)	December 31, 2018	Increase	Decrease	adjustments	Reclassification	December 31, 2019
Gross
Buildings on non-freehold land	1,458	12,219	—	—	(1,447)	12,229
Scientific equipment	10,879	556	(120)	—	(54)	11,260
Fittings	1,531	66	—	—	(5)	1,592
Vehicles	99	—	—	—	—	99
Computer equipment	1,446	227	(15)	—	11	1,669
Furniture	361	31	(3)	—	—	389
In progress	0	242	(1,737)	—	1,496	—
TOTAL - Gross	15,774	13,339	(1,875)	—	—	27,238
Accumulated depreciation and impairment
Buildings on non-freehold land	(1)	(1,215)	—	—	—	(1,216)
Scientific equipment	(5,988)	(1,303)	119	—	—	(7,172)
Fittings	(769)	(105)	—	—	—	(875)
Vehicles	(45)	(21)	—	—	—	(66)
Computer equipment	(915)	(252)	12	—	—	(1,155)
Furniture	(292)	(13)	3	—	—	(303)
In progress	—	—	—	—	—	—
TOTAL - Depreciation and impairment	(8,010)	(2,909)	133	—	—	(10,785)
TOTAL - Net	7,765	10,430	(1,741)	—	—	16,453

Property, plant and equipment - Variations	As of			Translation		As of
(in € thousands)	December 31, 2019	Increase	Decrease	adjustments	Reclassification	June 30, 2020
Gross
Buildings on non-freehold land	12,229	—	—	—	—	12,232
Scientific equipment	11,260	383	(135)	—	—	11,509
Fittings	1,592	80	—	—	114	1,786
Vehicles	99	—	—	—	—	99
Computer equipment	1,669	66	(0)	—	3	1,737
Furniture	389	8	—	—	—	397
In progress	—	116	—	—	(116)	—
TOTAL - Gross	27,238	653	(135)	—	—	27,759
Accumulated depreciation and impairment
Buildings on non-freehold land	(1,216)	(712)	—	—	—	(1,926)
Scientific equipment	(7,172)	(678)	134	—	—	(7,716)
Fittings	(875)	(58)	—	—	—	(932)
Vehicles	(66)	(10)	—	—	—	(76)
Computer equipment	(1,155)	(137)	—	—	—	(1,292)
Furniture	(303)	(8)	—	—	—	(310)
In progress	—	—	—	—	—	—
TOTAL - Depreciation and impairment	(10,785)	(1,602)	134	—	—	(12,252)
TOTAL - Net	16,453	(949)	(1)	—	—	15,507

Assets related to contracts that were classified as finance leases under IAS 17 are scientific equipment. As mentioned above, these contracts were treated in the same manner under IFRS 16. Their net carrying value as of June 30, 2020 amounted to €1,143 (as of December 31, 2019: €1,413).

In accordance with IFRS 16, the Group has chosen not to present the “right of use” separately from other assets and added them to assets of the same type as the underlying leased assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

8.	PROPERTY, PLANT AND EQUIPMENT (Continued)

The right of use asset and depreciation as of June 30, 2020 in the table above are related to :

•	The line item “Building on non freehold land”, of €11,976 and €1,894 respectively;
•	The line item "Scientific equipment", at €4,346 and €3,203, respectively.

Regarding equipment dedicated to the RESOLVE-IT study, please see section 6.2 “Major Events in the Period and Events after the Reporting Period”.

9.	TRADE AND OTHER RECEIVABLES

Trade and other receivables - Total	As of
(in € thousands)	December 31, 2019	June 30, 2020
Trade receivables, net	207	305
Research tax credit	9,585	6,684
Social security costs receivables	5	12
VAT receivables	1,814	1,583
Grants receivables	3	3
Other receivables	420	352
TOTAL	12,033	8,938

Trade and other receivables - Current	As of
(in € thousands)	December 31, 2019	June 30, 2020
Trade receivables, net	207	305
Research tax credit	9,585	6,684
Social security costs receivables	5	12
VAT receivables	1,814	1,583
Grants receivables	3	3
Other receivables	420	352
TOTAL	12,033	8,938

Trade and other receivables - Non-current	As of
(in € thousands)	December 31, 2019	June 30, 2020
Trade receivables, net	—	—
Research tax credit	—	—
Social security costs receivables	—	—
VAT receivables	—	—
Grants receivables	—	—
Other receivables	—	—
TOTAL	—	—

Research tax credit

The research tax credit of €8.125 million due for 2019 was received in May 2020.

The research tax credit of €6,684 receivable as of June 30, 2020 includes:

•	a partial payment of the assessment (€333) due to an ongoing tax audit
•	the balance of the amount due for the 2014 fiscal year (€1,140)
•

the balance of the amount due for the 2016 fiscal year (€447), the two amounts are used as partial compensation with the assessment notices and the tax notice related to the 2014 CIR, as discussed in section 6.23 “Litigation and contingent liabilities”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

9.	TRADE AND OTHER RECEIVABLES (Continued)

•	the amounts received following the favorable decision of the Montreuil court (€432 and €29) having been deducted
•

To this amount related to the dispute with the French Tax Authorities described in section 6.23 “Litigation and Contingent Liabilities” should be added to the amount estimated at June 30, 2020 of the research tax credit receivable of €5,224.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

9.	TRADE AND OTHER RECEIVABLES (Continued)

As of June 30, 2020, The research tax credit litigation wascovered by a provision of €1,892, which reflects no change in comparison to December 31, 2019 and appears as a liability in the consolidated statement of financial position..

Other receivables

As of June 30, 2020:

The line item “other receivables” primarily consists of credit notes from suppliers for €352.

10.	Other financial assets

Other financial assets consisted of the following:

Financial assets - Total	As of
(in € thousands)	December 31, 2019	June 30, 2020
Loans	307	328
Deposits and guarantees	396	424
Liquidity contract	1,023	843
TOTAL	1,727	1,595

Financial assets - Current	As of
(in € thousands)	December 31, 2019	June 30, 2020
Loans	—	—
Deposits and guarantees	—	—
Liquidity contract	—	—
TOTAL	—	—

Financial assets - Non current	As of
(in € thousands)	December 31, 2019	June 30, 2020
Loans	307	328
Deposits and guarantees	396	424
Liquidity contract	1,023	843
TOTAL	1,727	1,595

The liquidity contract consists of a share buyback program contracted to an investment service provider in order to facilitate the trading listng of the Group’s shares.

As of June 30, 2020, the liquidity account had a cash balance of €843.

As of June 30, 2020, CMC-CIC Market Solutions holds on behalf of Genfit 47,698 shares, recorded as a deduction from equity for €240.

11.	OTHER ASSETS

Other assets of €1,968 and €3,540 as of December 31, 2019 and as of June 30, 2020, respectively, consisted of prepaid expenses related to current operating expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

12.	LOANS AND BORROWINGS
12.1.	Breakdown of convertible loan

On October 16, 2017, the Company issued OCEANEs (due October 16, 2022) for an aggregate nominal amount of €180 million.

Convertible loans - general overview
Number of bonds	6 081 081
Nominal amount of the loan	179 999 997,60 EUR
Nominal unit value of the bonds	29,60 €
Conversion / exchange premium	30%
To GENFIT's reference share price (22,77 €).
Annual nominal interest rate	3,5%
Payable semi-annually in arrears
Annual nominal interest rate	7,2%
Offering	2017/16/10
At par
Redemption	2022/16/10
Redemption prior to maturity at the option of the Company
from 11/06/2020 if the arithmetic volume-weighted average price of GENFIT's listed share price and the then prevailing conversion ratio
(over a 20-trading period) exceeds 150% of the nominal value of the OCEANEs.

Convertible loans - Total	As of
(in € thousands)	December 31, 2019	June 30, 2020
Convertible loans	165,454	168,072
TOTAL	165,454	168,072

Convertible loans - Current	As of
(in € thousands)	December 31, 2019	June 30, 2020
Convertible loans	1,312	1,312
TOTAL	1,312	1,312

Convertible loans - Non current	As of
(in € thousands)	December 31, 2019	June 30, 2020
Convertible loans	164,142	166,760
TOTAL	164,142	166,760

The conversion of all of the convertible bonds would result in a dilution of 15.6% (expressed as a percentage of share capital at June 30, 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

12.	LOANS AND BORROWINGS (Continued)
12.2.	Breakdown of loans and borrowings

Other loans and borrowings consisted of the following:

Other loans and borrowings - Total	As of
(in € thousands)	December 31, 2019	June 30, 2020
Refundable and conditional advances	3,229	3,229
Bank loans	2,645	2,093
Obligations under leases	12,281	11,233
Accrued interests	2	1
Other financial loans and borrowings	7	7
TOTAL	18,165	16,564

Other loans and borrowings - Current	As of
(in € thousands)	December 31, 2019	June 30, 2020
Refundable and conditional advances	—	—
Bank loans	1,105	1,091
Obligations under leases	2,112	2,122
Accrued interests	2	1
Other financial loans and borrowings	7	7
TOTAL	3,226	3,222

Other loans and borrowings - Non current	As of
(in € thousands)	December 31, 2019	June 30, 2020
Refundable and conditional advances	3,229	3,229
Bank loans	1,540	1,002
Obligations under leases	10,169	9,111
Accrued interests	—	—
Other financial loans and borrowings	—	—
TOTAL	14,939	13,342

12.2.1.	Refundable and conditional advances

	Total				Net book value
Refundable and conditional advances - general overview	amount			Effets of	As of
(in € thousands)	allocated	Receipts	Repayments	discounting	June 30, 2020
BPI FRANCE - IT-DIAB	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL					3,229

The following table summarizes the advance outstanding as of June 30, 2020

BPI FRANCE IT-DIAB

The Group received an advance from BPI France (the BPI France IT-DIAB) as part of a framework innovation aid agreement involving several scientific partners and for which the Group was the lead partner. The contribution expected at each stage by each of the partners in respect of work carried out and results achieved is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

12.	LOANS AND BORROWINGS (Continued)

defined in the framework agreement. With respect to the Group, the aid consisted of a €3,229 conditional advance and a €3,947 non-repayable government grant.The conditional advance is not refundable except in the event of success.

The program ended on December 31, 2014. In the event of success, defined as the commercial spin-offs of the IT-Diab program which involves products for the treatment or diagnosis of type 2 diabetes, the financial returns generated will be used initially to repay the €3,229 conditional advance. The agreement stipulates that the conditional advance will be regarded as repaid in full when the total payments made in this regards by the recipient, discounted at the rate of 5.19%, equal the total amount, discounted at the same rate, of the aid paid. Any further amounts will be classified as additional payments, up to a maximum amount of €14,800.

As provided in the project assistance contract, the Company sent a letter to BPI in December 2019 in order to notify it of the Labcorp and Terns contracts while indicating that elafibranor was now aimed at treating hepatic diseases and no longer Type 2 diabetes as provided for in the aid agreement. Genfit proposed to BPI to establish a statement of abandonment of the IT DIAB project on which the above advance is based. Following this letter, the parties met in March 2020 for the presentation of the Company's arguments and in June 2020 following the results of the RESOLVE IT study. In this context, Genfit is awaiting BPI’s position on new financial terms related to this situation and a draft amendment to the repayable advance agreement.

12.2.2.	Bank loans

The Group did not take any new loan in 2020.

			Available		Outstanding
Bank loans	Facility	Interest	As of		As of
(in € thousands)	size	rate	December 31, 2019	Installments	December 31, 2019
CDN 5	500	0.46%	—	48 monthly	366
CIC 5	1000	0.69%	0	60 monthly	554
CDN 4	600	0.36%	0	48 monthly	226
BNP 4	800	0.87%	0	60 monthly	537
CIC 4	265	0.69%	—	60 monthly	111
BNP 3	1050	0.80%	0	20 quarterly	525
NEUFLIZE 2	500	1.10%	0	12 quarterly	0
BNP 2	500	0.80%	0	20 quarterly	177
CDN 3	500	0.72%	—	60 monthly	135
CIC 3	500	0.85%	0	16 quarterly	0
BNP	500	2.00%	0	20 quarterly	0
Other	0	-	0		14
TOTAL	6,715				2,646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

12.	LOANS AND BORROWINGS (Continued)

			Available		Outstanding
Bank loans	Facility	Interest	As of		As of
(in € thousands)	size	rate	June 30, 2020	Installments	June 30, 2020
CDN 5	500	0.46%	—	48 monthly	303
CIC 5	1000	0.69%	0	60 monthly	454
CDN 4	600	0.36%	0	48 monthly	151
BNP 4	800	0.87%	0	60 monthly	457
CIC 4	265	0.69%	—	60 monthly	85
BNP 3	1050	0.80%	0	20 quarterly	420
NEUFLIZE 2	500	1.10%	0	12 quarterly	0
BNP 2	500	0.80%	0	20 quarterly	127
CDN 3	500	0.72%	—	60 monthly	85
CIC 3	500	0.85%	0	16 quarterly	0
BNP	500	2.00%	0	20 quarterly	0
Other	0	-	0		12
TOTAL	6,715				2,094

12.3.	Maturities of financial liabilities

Maturity of financial liabilities	As of	Less than	Less than	Less than	Less than	Less than	More than
(in € thousands)	June 30, 2020	1 year	2 years	3 years	4 years	5 years	5 years
BPI FRANCE - IT-DIAB	3,229	—	—	—	—	—	3,229
TOTAL - Refundable and conditional advances	3,229	—	—	—	—	—	3,229
Convertible loans	168,072	1,312	—	166,760	—	—	—
Bank loans	2,093	1,091	761	241	—	—	—
Leases	11,233	2,122	1,987	1,239	1,110	1,109	3,666
Accrued interests	1	1	—	—	—	—	—
Other financial loans and borrowings	7	7	—	—	—	—	—
TOTAL - Other loans and borrowings	181,407	4,534	2,748	168,239	1,110	1,109	3,666
TOTAL	184,636	4,534	2,748	168,239	1,110	1,109	6,896

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

12.	LOANS AND BORROWINGS (Continued)

The convertible bond of a nominal amount of €180 million results in the payment of yearly interest of €6,300 (payable semi-annually) and a reimbursement at par due in less than 3 years (in October 2022).

Regarding the IT-DIAB advance, see section 12.2.1 – “Refundable and conditional advances”.

13	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following :

Trade and other payables - Total	As of
(in € thousands)	December 31, 2019	June 30, 2020
Trade payables	32,753	30,082
Social security costs payables	3,598	4,376
VAT payables	2	8
Taxes payables	487	380
Other payables	527	564
TOTAL	37,368	35,411

Trade and other payables - Current	As of
(in € thousands)	December 31, 2019	June 30, 2020
Trade payables	32,753	30,082
Social security costs payables	3,598	4,376
VAT payables	2	8
Taxes payables	487	380
Other payables	76	114
TOTAL	36,917	34,961

Trade and other payables - Non current	As of
(in € thousands)	December 31, 2019	June 30, 2020
Trade payables	—	—
Social security costs payables	—	—
VAT payables	—	—
Taxes payables	—	—
Other payables	451	451
TOTAL	451	451

14.	PROVISIONS

As of June 30, 2020, this line item amounted to €2,071 (€2,061 as of December 31, 2019).

The accruals recorded are mainly related to the research tax credit. See section 6.23 “Litigation and contingent liabilities”.

15.	EMPLOYEE BENEFITS

In France, pension funds are generally financed by employer and employee contributions and are accounted for as a defined contribution plans with the employer contributions recognized as expense as incurred. The Group has no actuarial liabilities in connection with these plans. Expenses recorded in the half years ended June 30, 2020 and June 30, 2019 amounted to €414 and €451 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

14.	EMPLOYEE BENEFITS (Continued)

French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement, which are accounted for as a defined benefit plan. Benefits do not vest prior to retirement. The liability is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final. At June 30, 2020, pension provisions recorded were €1,503 as compared to €1,408 at December 31, 2019.

For the half years ended June 30, 2020 and June 30, 2019, the provision for retirement indemnities is calculated on the basis of one-half of the expected expenses for the corresponding period, taking into account the updated assumption for the discount rate.

As part of the measurement of the retirement indemnity to employees, the following assumptions were used for all categories of employees:

Population	Permanent staff
Retirement age	65
Terms of retirement	Initiated by the employee
Life expectancy	On the basis of the INSEE table
Probability of continued presence in the company at retirement age	On the basis of the DARES table

Rate	As of
(in € thousands)	December 31, 2019	June 30, 2020
Salary growth rate - in 2021	5.80%	5.80%
Salary growth rate - beyond	3.00%	3.00%
Discount rate	0.75%	0.75%

The discount rates are based on the market yield at December 31, 2019 and at June 30, 2020 on high quality corporate bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

15.	EMPLOYEE BENEFITS (Continued)

The following table presents the changes in the present value of the defined benefit obligation:

Changes in the present value of the defined benefit obligation	As of
(in € thousands)	June 30, 2020
Defined benefit obligation as of January 1, 2019	1,085
Current service cost	138
Interest cost on benefit obligation	17
Actuarial losses on obligation	168
Past service costs	—
Defined benefit obligation as of December 31, 2019	1,408
Current service cost	90
Interest cost on benefit obligation	5
Actuarial losses / (gains) on obligation	—
Past service costs	—
Defined benefit obligation as of January 1, June 30, 2020	1,503

The actuarial difference mainly results from the change in discount rate.

	Retirement and post-employment benefits
Sensitivity of the Group's retirement and post-employment benefits	Changes in	Impact /
to a variation of the discount rate	assumptions	present value of
(in € thousands)	/ discount rate	the undertaking
	0.25%	(51)
	-0.25%	53

16.	EQUITY

Ordinary shares are classified under shareholders’ equity. Any shareholder, regardless of nationality, whose shares are fully paid-in and registered for at least two years, is entitled to double voting rights under the conditions prescribed by law (Article 32 of the Company’s bylaws).

At June 30, 2020, 2,326,600 shares have been held for more than two years and entitle their holders to double voting rights (5.99% of the issued share capital).

Changes in share capital in 2020

None.

Changes in share capital in 2019

The Chairman and CEO, acting on a decision and delegation from the Board of Directors on March 13, 2019, decided on March 26, 2019, in accordance with the 17th and 18th resolutions of the Shareholders Meeting of June 15, 2018, to proceed with a capital increase by offering ordinary shares in the form of American Depositary Shares in the United States and a private placement of ordinary shares in Europe and other countries outside the United States. This transaction led to the issuance of 7,647,500 new shares representing a subscription of a gross amount of €137.6 million. Settlement delivery took place on March 29, 2019 and the share capital has been increased accordingly.

In addition, the Chief Executive Officer, acting on a decision and delegation from the Board of Directors on November 27, 2019, determined on December 16, 2019, with retroactive effect to December 15, 2019, that some of the performance and attendance conditions of the AGA D 2016-1 and AGA D 2016-2 and all of the AGA S 2016-2 free shares had been satisfied. 7,796 free shares were thus definitively vested and the same number of new shares were created. The share capital was increased accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

16.	EQUITY (Continued)

Finally, the Chief Executive Officer, acting on a decision and delegation from the Board of Directors on November 21, 2017, determined on January 2, 2020, with retroactive effect to December 31, 2019, that some of the performance and attendance conditions of the AGA D 2017-1 and all of the AGA S 2017-1 free shares has been satisfied. As a result, 19,400 free shares definitively vested and the same number of new shares were created and the share capital was increased accordingly.

At December 31, 2019, the total number of shares comprising the share capital, taking into account the above, was 38,858,617 shares.

17.	OTHER INCOME

Other income consisted of the following:

A of June 30, 2020 , the Group recognized in “Other operating income” €509 for exchange gains on trade receivables linked to services denominated in US dollars (€623 were recognized as financial income in the first half of 2019).

Other income	For the six-month period ended
(in € thousands)	June 30, 2019	June 30, 2020
CIR tax credit	5,350	5,224
Other operating income (including CICE tax credit)	4	519
Government grants and subsidies	2	3
TOTAL	5,356	5,745

18.	Operating expense

	Of which:
			Contracted				Gain /
		Raw	research and		Other	Depreciation,	(loss) on
	For the	materials	development		expenses	amortization	disposal of
	six-month period	and	activities		(maintenance,	and	property,
Operating expenses and other operating income (expenses)	ended	consumables	conducted by	Employee	fees, travel,	impairment	plant and
(in € thousands)	June 30, 2019	used	third parties	expenses	taxes…)	charges	equipment
Research and development expenses	(38,908)	(1,068)	(25,909)	(6,206)	(2,564)	(3,161)	—
General and administrative expenses	(9,517)	(109)	(1)	(4,082)	(5,244)	(82)	—
Marketing and market access expenses	(2,876)	(5)	—	(883)	(1,963)	(26)	—
Other operating income and (expenses)	7	—	—	—	6	—	1
TOTAL	(51,293)	(1,182)	(25,910)	(11,170)	(9,764)	(3,269)	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

18.	OPERATING EXPENSE (Continued)

	Of which:
			Contracted				Gain /
		Raw	research and		Other	Depreciation,	(loss) on
	For the	materials	development		expenses	amortization	disposal of
	six-month period	and	activities		(maintenance,	and	property,
Operating expenses and other operating income (expenses)	ended	consumables	conducted by	Employee	fees, travel,	impairment	plant and
(in € thousands)	June 30, 2020	used	third parties	expenses	taxes…)	charges	equipment
Research and development expenses	(36,867)	(1,197)	(24,337)	(6,591)	(3,287)	(1,455)	—
General and administrative expenses	(8,251)	(133)	(42)	(3,845)	(3,963)	(269)	—
Marketing and market access expenses	(9,491)	(4)	(1)	(744)	(8,697)	(44)	—
Other operating income (expenses)	(423)	—	—	—	(425)	—	2
TOTAL	(55,031)	(1,333)	(24,379)	(11,180)	(16,372)	(1,769)	2

Research and development expenses at each reporting date take into account estimates for ongoing activities subcontracted as part of the clinical trials and not yes invoiced, on the basis of detailed information provided by subcontractors and reviewed by the Group’s internal departments.  The accuracy of these estimates for some types of expenses improves with the progression of the trials and the review of their determination methods.

The decrease in subcontracting cost in 2020 is due to the suspension or termination of some studies in the context of the COVID-19 pandemic. See note 2 “Major Events in the Period and Events after the Reporting Period”.

The personnel expenses are similar since the growth in workforce (203 as of June 30, 2020 vs. 174 as of June 30, 2019) is compensated by the absence of incentive bonuses in 2020.

The change in “other operating expenses” is related in particular to the costs related to the facilities and their maintenance, intellectual property expenses, and more particularly the increase in expenses related to the preparation of the marketing of elafibranor in NASH.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

18.	OPERATING EXPENSE (Continued)
The change in “net depreciation expense and provision” is mainly related to the provision for the Research Tax Credit dispute recognized in 2019.18.1.	Employee expenses

Employee expenses	For the six-month period ended
(in € thousands)	June 30, 2019	June 30, 2020
Wages and salaries	(7,998)	(7,811)
Social security costs	(2,748)	(2,770)
Changes in pension provision	(69)	(87)
Share-based compensation	(356)	(513)
TOTAL	(11,170)	(11,180)

Headcount at June 30

	For the six-month period ended
Number of employees at year-end - detail	June 30, 2019	June 30, 2020
Average number of employees	162	201
Average age of employees	38 years 11 months	38 years 05 months
Number of employees
Research and development	100	107
Services related to research and development	17	21
Administration and management	57	68
Marketing and commercial	—	7
TOTAL	174	203

19.	SHARE-BASED COMPENSATION

Share-based compensation is granted by GENFIT to employees, executive officers, board members and consultants.

Share-based compensation granted to employees and executive officers in 2014 through 2019 corresponds to redeemable share warrants ("Bons de Souscriptions et/ou d'Acquisition d'Actions" or "BSAAR"), stock options ("SO") and free shares ("actions gratuites" or "AGA")

Share-based compensation granted to board members and consultants in 2014, 2015, 2017 and 2019 corresponds to share warrants ("Bons de Souscriptions d'Actions" or "BSA").

For the measurement of this share-based compensation, the Group has determined that under IFRS, its consultants were not equivalent to employees.

Under these programs, holders of vested instruments are entitled to subscribe to shares of the Company at a pre-determined exercise price. All of the plans are equity settled. The terms and conditions of these plans are detailed in the 2019 Universal Registration Document.

No instruments were exercised during the year, 2019 and the first half of 2020.

No new plans were put in place in the first half of 2020.

The expense recognized pursuant to IFRS 2 was €513 as of June 2020 and €1,645 in 2019

.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

20.	FINANCIAL INCOME AND EXPENSES

Financial income and expenses	For the six-month period ended
(in € thousands)	June 30, 2019	June 30, 2020
Financial income
Interest income	103	1,154
Foreign exchange gain	673	938
Other financial income	979	3
TOTAL - Financial income	1,755	2,095
Financial expenses
Interest expenses	(5,599)	(5,777)
Interest expenses for leases	(70)	(71)
Foreign exchange losses	(1,563)	(246)
Other financial expenses	(8)	(8)
TOTAL - Financial expenses	(7,240)	(6,102)
FINANCIAL GAIN (LOSS)	(5,485)	(4,007)

Financial expenses for loans and borrowings are due to the interest on the OCEANEs, mainly due to interest payments at a rate of 3.5% and the discounting of the bond debt at an effective interest rate of 7.2%. The discounting of bond debt consists of bringing the amount of the debt component of the bond issue to the amount that will be repaid (or converted) at maturity, by the recognition of a theoretical annual interest expense resulting from the accretion over the period of an amount equivalent to the equity component at an effective interest rate.

The increase in financial income is due to the increase in interest on term accounts.  GENFIT has decided to keep some of its cash in US dollars.  See note 6 “Cash and cash equivalents”.

21.	INCOME TAX
21.1.	Losses available for offsetting against future taxable income

At June 30, 2020, the tax loss carry forwards for the Company amounted to €440,561, (€384,471 as of December 31, 2019).

Such carry forwards can be offset against future taxable profit within a limit of €1 million per year, plus 50% of the profit exceeding this limit. Remaining unused losses will continue to be carried forwards indefinitely.

21.2.	Deferred tax assets and liabilities

The Group’s main sources of deferred tax assets and liabilities as of June 30, 2020 related to:

Tax losses carry forwards: €440,561 (compared to €384,471 as of December 31, 2019);

Temporary differences related to:

-	the OCEANE: a deferred tax liability of €2,629 and an asset of €1,572, i.e., a net deferred tax liability of €1,057; and
-	post-employment benefits: a deferred tax liability of €376 offset by an asset of the same amount;

The Company offsets its deferred tax assets and liabilities (€1,572 and €2,629, respectively), as permitted by IAS 12, resulting in a net deferred tax liability of €1,057.

The income tax benefit for the period is mainly due to the decrease in the net deferred tax liability over the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

Oher than as it relates to deferred tax assets recognized based on the available deferred tax liabilities, no other deferred tax asset has been recognized as it is not probable that taxable profit will be available to offset deductible temporary differences and tax loss carry forwards.

22.	Earnings per share

The components of the earnings (loss) per share computation are as follows:

	For the six-month period ended
Earnings per share	June 30, 2019	June 30, 2020
Profit (loss) for the period (in € thousands)	(51,132)	(53,011)
Weighted average number of ordinary shares for the period	31,183,921	38,858,617
Profit (loss) per share (in €)	(1.64)	(1.36)

Basic loss per share is equal to diluted loss per share.

23.	Litigation and contingent liabilities

Class Action

On May 14, 2020, following our announcement that elafibranor had not achieved the primary or key secondary endpoints of the RESOLVE-IT trial, a purported shareholder class action complaint, captioned Schwartz v. Genfit S.A. et al., was filed in state court in the Commonwealth of Massachusetts, naming us, our board of directors and certain members of our senior management as defendants. The complaint alleges that we made materially misleading statements about the development of elafibranor in connection with our U.S. initial public offering in violation of U.S. federal securities laws. The complaint seeks unspecified compensatory damages. We and the defendants intend to defend the matter vigorously. The financial impact of this action cannot be evaluated at this time.

Dispute over research tax credit calculation

1.	Context

In 2014, the Company was under a tax audit at the end of which the French tax authorities questioned part of the Research Tax Credit (CIR) received by the Company for the 2010 fiscal year. The tax audit was extended to the CIR for the 2011 and 2012 fiscal years.

This tax audit was also extended to the 2014 CIR as part of a documentary audit the purpose of which was to apply the rules described below.

2.	Subject matter of the dispute

The dispute with the French tax authorities pertained mainly to collaborative research alliances with companies partners in the pharmaceutical industry. The tax authorities contended that, in these alliances, the Company is acting as a sub-contractor, which should reduce the basis on which the CIR was computed by deducting amounts billed by the Company to the other party. The Company maintained that the contracts governing these collaborative research alliances included reciprocal provisions concerning intellectual property, the shared governance of the research programs, risk sharing, conditions governing the termination of the agreements and the terms of compensation, which demonstrate that they were not sub-contracting agreements.

On April 5, 2018, the Administrative Court of Montreuil partially accepted the Company’s claims on the CIR for 2010, 2011 and 2012, in particular, on the qualification of collaborative research. On June 28, 2018, the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

23.	Litigation and contingent liabilities (Continued)

Administrative Court of Montreuil accepted the Company’s claim on the CIR for 2014. On September 11, 2018, following the judgment, the Company was repaid €432.

On July 25, 2018, and then on October 28, 2018, the Company was informed that the Ministry of Action and Public Accounts, appealed the aforementioned judgments.

On June 18, 2019, the Court of Appeals of Montreuil delivered its judgment on the first judgment and gave the Company the right to take into account the depreciation of certain assets eligible for the CIR but reversed the decision of the Administrative Tribunal Court as it related to the collaboration research for the CIRs 2010, 2011 and 2012 relates to the collaboration research for the CIRs received in connection with the 2010, 2011 and 2012 fiscal years. The Company will have to reduce the base of its CIR by the amounts invoiced to its partners.

3.	Provision

The Company has decided not to appeal the Court of Appeals decision, and therefore has recognized a provision totaling €1,892, which includes the 2014 CIR and for which it did not seek to continue before the court of appeals during a hearing in March 2020, which has ended this dispute. The Company still awaits the final calculation by the tax authorities.

24.	RELATED PARTIES

Biotech Avenir SAS and The NASH Epidemiology InstituteTM , an endowment fund set up by the Company, are related parties within the meaning of IAS 24.9.

The registered office of Biotech Avenir SAS and that of The NASH Epidemiology InstituteTM are located at the same address as the Company. These domiciliations are provided without charge.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

24.	RELATED PARTIES (Continued)

Biotech Avenir

Biotech Avenir SAS is a holding company incorporated in 2001 by the Company's founders. Most of its share capital is currently held by individuals, i.e., the four co-founders of the Company and approximately thirteen Company employees.

Jean-François Mouney, the Chairman of the Company, is also the Chairman of Biotech Avenir SAS.

At June 30, 2020, Biotech Avenir SAS held 4.86% of the share capital of the Company.

The Company did not carry out any transactions with Biotech Avenir in 2020, with the exception of the domiciliation without charge.

The NASH Epidemiology Institute TM

The NASH Education Program TM (which became The NASH Epidemiology Institute TM ) endowment fund was created in November 2016 at the initiative of the Group to develop and finance disease awareness activities targeting medical professionals and the general public.

The transactions carried out between the Group and The NASH Epidemiology Institute TM totaled €2 in the first half 2020 and €32 in the first half 2019. The Group has no obligations with respect to The NASH Epidemiology Institute TM as of June 30, 2020.

PCAS Group

Mr. Frédéric Desdouits, administrator of the Company since June 2014 and currently a member of the Board of Directors of the Company, has been appointed CEO of the PCAS Group in March 2019. The active ingredient of elafibranor being produced by a production unit of the PCAS Group since 2014 and Mr. Desdouits having become its CEO, he has therefore become a related party per IAS 24.9 since March 2019.

In January 2020, the Company signed a Memorandum of Understanding with PCAS with the intent to manage the conditions under which the PCAS Group will implement internally and at the request of the Company a second production source of the active principle in an intent to secure its supply, and realize the necessary investment for this operation and the increase in production capacity for the active ingredient in order to prepare for a potential NDA. PCAS will bear the cost of the transfer of technology between the current production unit and this second supply source, of €255, except in case of discontinuation of the RESOLVE-IT program. Because of the decision made on July 22, 2020 to terminate it, this cost will be included in the costs of study termination, which will be recognized in the second half of 2020. See note 2 “Major Events in the Period and Events after the Reporting Period”.

25.	Compensation of corporate officers

On September 2, 2019, the Board of Directors accepted the resignation of the Chairman and Chief Executive Officer of the Company and decided to separate the roles of Chairman of the Board of Directors and Chief Executive Officer of Genfit SA with effect from September 16, 2019.

At the same meeting, the Board of Directors appointed the Chief Executive Officer of the Company and confirmed the former Chairman and Chief Executive Officer in his functions as Chairman of the Board of Directors and member of certain committees of the Company's Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

25.	COMPENSATION OF CORPORATE OFFICERS (Continued)

Under these conditions, the following table details the compensation paid to the Chairman and Chief Executive Officer in during the during the half year 2019. A second table presents the compensation paid to the Chief Executive Officer during the half year 2020 (after the change in governance).

Compensation paid to the Chairman	For the six-month period ended
during the period from January 1, 2019 to June, 2019	June 30, 2019	June 30, 2020
Short-term employee benefits (gross + employer's social contributions, paid)	1,171	—
Post-employment pension & medical benefits	—	—
Share-based payment transactions	—	—
Director fees Genfit Corp (net)	15	—
TOTAL	1,186	—

Compensation paid to the Chief Executive Officer	For the six-month period ended
during the period from January 1, 2020 to June 30, 2020	June 30, 2019	June 30, 2020
Short-term employee benefits (gross + employer's social contributions, paid)	—	253
Post-employment pension & medical benefits	—	—
Share-based payment transactions	—	—
Director fees Genfit Corp (net)	—	—
TOTAL	—	253

Within this total, only the portion of the amounts paid in 2019 to the Chairman and Chief Executive Officer pursuant to  the 13th resolution of the Annual General Meeting of June 13, 2019, for the part of the Incentive Plan corresponding to that portion of work on the initial public offering of the Company on the Nasdaq Global Select Market carried out in 2018, i.e.,  ¾ of the amount due, i.e. a gross amount of €562,893. However, in May 2020, the Chairman of the Board of Directors decided to the balance of €187,631 gross, which had been accounted for in the 2019 fiscal year..

The Chairman of the Board of Directors, Jean-François Mouney, receives a fixed compensation. He also has use of a company vehicle and the Group’s insurance and disability plan. These benefits are totaled in the table above in the "Other compensation" line. The Chairman of the Board of Directors also receives attendance fees granted for his participation in the work of some of the committees of the Board of Directors.

The Chief Executive Officer’s corporate contract contains a clause whereby, in the event of termination, he would receive a non-compete indemnity equal to: twelve (12) months of fixed compensation, calculated on the basis of the gross amounts due for the past twelve months ended and increased, where applicable, by the amount of the annual variable compensation due for the previous year. This compensation is intended to compensate the prohibition made to the Chief Executive Officer, for a period of 12 months following the termination of his functions, for whatever reason, to work in any way whatsoever with certain companies carrying out a directly competitive activity of the Company.

In addition, the Chief Executive Officer, except in the event of gross negligence within the meaning of labor law, shall receive severance pay equal to: twelve (12) months of fixed compensation, calculated on the basis of the gross amounts due for the twelve past completed months and increased, where applicable, by the amount of annual variable compensation due for the previous year. This compensation will be paid one month after his effective termination of activity within the Group. The compensation will not be paid if, on his initiative, the Chief Executive Officer leaves the Company to exercise new functions or changes functions within the Group, or even if he has the possibility of asserting in the short term his retirement rights. It is also specified that any sum paid under the non-competition clause will be deducted from the sums due under the severance pay and vice

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

25.	COMPENSATION OF CORPORATE OFFICERS (Continued)

versa. The total and maximum commitment represented by this indemnity (gross, employer charges and payroll tax) as of June 30, 2020 would amount to €399.

The directors’ fees and other compensation due and paid to the non executive directors are as follow:

Attendance fees and other forms of remuneration	Amounts due*	Amounts paid*	Amounts due*	Amounts paid*
payable to each of the non executive officer	For the six-month period ended
(in euros)	June 30, 2019		June 30, 2020
Jean-François MOUNEY(1)
Attendance fees	—	—	15,000	15,000
Other remuneration	—	—	100,098	100,098
Total	—	—	115,098	115,098
Xavier GUILLE DES BUTTES
Attendance fees	19,293	17,549	44,690	33,790
Other remuneration	—	—	—	—
Total	19,293	17,549	44,690	33,790
Frédéric DESDOUITS
Attendance fees	9,919	6,431	25,070	17,390
Other remuneration	—	—	—	—
Total	9,919	6,431	25,070	17,390
BIOTECH AVENIR
Represented by Florence Séjourné
Attendance fees	—	—	—	—
Other remuneration	—	—	—	—
Total	—	—	—	—
Philippe MOONS
Attendance fees	13,407	12,099	27,250	16,350
Other remuneration	—	—	—	—
Total	13,407	12,099	27,250	16,350
Anne-Hélène MONSELLATO(3)
Attendance fees	17,549	17,113	29,430	18,530
Other remuneration	—	—	—	—
Total	17,549	17,113	29,430	18,530
Catherine LARUE(3)
Attendance fees	7,303	6,431	25,070	20,710
Other remuneration	—	—	—	—
Total	7,303	6,431	25,070	20,710
TOTAL	67,471	59,623	266,608	221,868

The attendance fees of Mr. Jean-François Mouney, which are presented above, refer to the period from January 1 to June 30, 2020.

In addition, the Company has provided corporate officers, directors and members of the Executive Committee a “directors and officers” insurance against claims relating to certain actions they may take in the performance of their duties. For the12-month period starting in March 2020, the insurance premium including the IPO insurance policy premium for the implementation of this insurance coverage amounted to €1,316.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for number of shares and per share amount)

26.	Commitments

Subcontracting agreements

The Group enters into contracts in the normal course of business with clinical research organizations (CROs) for clinical trials, as well as with Contract Manufacturing Organizations (CMOs) for clinical and commercial supply manufacturing, commercial and pre-commercial activities, research and development activities and other services and products for operating purposes.  The Group’s agreements generally provide for termination with specified periods of advance notice. Such agreements are generally cancelable contracts and not included in the description of the Group’s contractual obligations and commitments.

In 2019, the Company signed a Memorandum of Understanding with one of its CMOs to be followed by an implementation contract with the CMO to set up a second supply and manufacture source of elafibranor.

The costs related to the transfer of technology required for the establishment of the second source of supply and manufacturing, as well as the costs of manufacturing the registration lots are borne by the CMO and serve as a basis for calculating the penalties that would be payable by the Group in certain cases of early termination of the MoU or its implementation contract. The amount of these penalties could reach a maximum of €1,360. The circumstances under which the RESOLVE-IT study was discontinued are among the cases excluding the payment of penalties.

Deposits and guarantees

GENFIT has guaranteed its rental payment obligation under the lease agreement for the headquarters in Loos, France in the amount of €542 at June 30, 2020 (€542 as of December 31, 2019). The amount of first demand guarantee has been elevated to €590 as of August 22, 2020, as after the extension of its headquarters in April 2019.

Obligations in respect of the co-ownership of intellectual property rights

To date, the Company has not been required to license any third-party intellectual property to develop drug candidates and biomarker candidates that comprise its portfolio of proprietary programs and products.

The Company ensures, with regard to these programs, that the collaboration or subcontracting agreements that it is required to enter into, systematically stipulate that the results of the research are the Company's property. This is particularly the case for research consortia, in which the Group is associated with university laboratories and other biotechnology companies. It therefore holds all the intellectual property rights over its portfolio of proprietary programs and products.

On the other hand, the agreements signed in the framework of the Company's historical co-research alliances with partners in the pharmaceutical industry provided that the intellectual property rights of the drug candidates developed under these alliances belonged to the partners. These agreements also provided that the Company had intellectual property rights over the innovative technologies discovered on this occasion, even if it had to grant a royalty free and non-exclusive license to the industrial partner for the purpose of developing drug candidates discovered under the co-research programs.

To date, Sanofi remains the only industrial partner likely to still have exploitation rights on a drug candidate developed as part of its historical co-research alliance with the Company and therefore able to use on a royalty-free basis, but not exclusively, technologies developed by the Company under this program. The other historic partners have informed the Company of their decision not to exploit or stop exploiting the results of joint research. Nevertheless, to date, Sanofi has not communicated to the Company its desire to continue the development of this program despite the last research phase shared with the Company's teams having ended in May 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: September 30, 2020	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer